                                                                    Exhibit 99.1

                                                           FOR IMMEDIATE RELEASE

                 G. WILLI-FOOD REPORTS FISCAL YEAR 2005 RESULTS

                 2006 FOCUS ON DOMESTIC AND INTERNATIONAL GROWTH
                  SUCCESSFUL SPIN-OFF OF GOLD FROST SUBSIDIARY

YAVNE, ISRAEL - MARCH 26, 2006 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD") today announced its financial results for the year ended December 31, 2005.

The Company's 2005 gross revenues were NIS 166.3 million (US$36.1 million)
compared to gross revenues of NIS 171.0 million (US$37.1 million) in 2004. The
Company's 2005 gross margins were 22.9% compared to gross margins of 23.8% in
2004. Net income of the Company for 2005 was NIS 7.7 million (US$1.7 million), or NIS 0.9 (US $0.19) per share, reflecting a one-time reserve of NIS 3.5 million taken during the second quarter of 2005. This reserve was related to the
Company's estimated exposure to the collapse of Clubmarket Marketing Chains,
Ltd., Israel's third largest supermarket chain, which filed for bankruptcy in late 2005. Net income of the Company for 2004 was NIS 11.2 million.

Mr. Zvi Williger, and COO of Willi-Food commented, "2005 was a challenging year for Willi-Food. Despite the write off attributed to Clubmarket's bankruptcy in our second quarter of 2005, Willi Food managed to increase its revenues by 2%
and 14% for the third and fourth quarters of 2005, respectively, as compared with the Company's performance in the corresponding quarters of 2004. Willi Food is debt free and cash positive and is positioned to grow our market share both domestically and internationally"

"Our strategy is to capitalize on the recovery of the Israeli food market, while pursuing international expansion," continued Mr. Williger. "We will continue to pursue the best opportunities to launch Willi-Food into the lucrative U.S. and
European food markets."

On March 9, 2006, shares of the Company's majority-owned subsidiary, Gold Frost
Ltd., began trading on London's AIM market. As a result of this transaction,
Willi Food has an unrealized capital gain of approximately $4.2 million. Mr.
Williger stated, "We believe Gold Frost's listing demonstrates the value we have created for our shareholders. We are executing our strategy of international expansion and remain committed to increasing shareholder value."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

NOTE: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2005: U.S. $1.00 equals
NIS 4.603. The translation was made solely for the convenience of the reader.

Contact:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

G. Willi Food International Ltd. Investors
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                      -------------------------------
                                                       2 0 0 5     2 0 0 4  2 0 0 5 (*)
                                                      --------    --------   --------
                                                              NIS           US DOLLARS
                                                      --------------------   --------
                                                               (IN THOUSANDS)
                                                      -------------------------------

                                 ASSETS

CURRENT ASSETS

   Cash and cash equivalents                            30,431      55,831      6,611
   Marketable securities                                 3,229       1,694        701
   Trade accounts receivable                            48,396      40,887     10,514
   Receivables and other current assets                  7,673       1,211      1,667
   Inventories                                          30,798      27,139      6,691
                                                      --------    --------   --------
      Total current assets                             120,527     126,762     26,184
                                                      --------    --------   --------

FIXED ASSETS
   Cost                                                 23,343       8,590      4,929
   Less: accumulated depreciation and amortization       6,686       5,554      1,310
                                                      --------    --------   --------
                                                        16,657       3,036      3,619
                                                      --------    --------   --------

OTHER ASSETS, NET                                           90          63         20
                                                      ========    ========   ========
                                                       137,274     129,861     29,823
                                                      ========    ========   ========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term bank borrowings                                -       2,489          -
   Trade accounts payable                               19,937      19,066      4,331
   Due to related parties                                2,193       2,557        477
   Payables and other current liabilities               12,973       6,664      2,818
                                                      --------    --------   --------
      Total current liabilities                         35,103      30,776      7,626
                                                      --------    --------   --------

LONG-TERM LIABILITIES
   Accrued severance pay, net                              299         185         65

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
   Share capital:
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 8,615,000 shares              1,503       1,502        327
   Additional paid-in capital                           19,704      19,704      4,281
   Declared Dividend                                    (4,754)          -     (1,033)
   Retained earnings                                    85,419      77,694     18,557
                                                      --------    --------   --------
                                                       101,872      98,900     22,132
                                                      ========    ========   ========
                                                       137,274     129,861     29,823
                                                      ========    ========   ========

(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                              YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                    2 0 0 5     2 0 0 4     2 0 0 3    2 0 0 5 (*)
                                   ---------   ---------   ---------   ---------
                                                  NIS                  US DOLLARS
                                   ---------------------------------   ---------
                                        (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                   ---------------------------------------------

Sales                                166,282     170,982     137,385      36,125

Cost of sales                        128,215     130,292     110,160      27,855
                                   ---------   ---------   ---------   ---------

   GROSS PROFIT                       38,067      40,690      27,225       8,270
                                   ---------   ---------   ---------   ---------

Operating expenses:
   Sales and marketing                15,771      15,632      11,662       3,426
   General and administrative         10,044       9,134       8,335       2,182
   Bad debts-Clubmarket                3,500           -           -         761
                                   ---------   ---------   ---------   ---------

      Total operating expenses        29,315      24,766      19,997       6,369
                                   =========   =========   =========   =========

   OPERATING INCOME                    8,752      15,924       7,228       1,901

Financing income (expenses), net       2,501       1,121       4,336         543

Other income , net                        35          34         101           8
                                   ---------   ---------   ---------   ---------

   PRE-TAX INCOME                     11,288      17,079      11,665       2,452

Income taxes                           3,563       5,886       2,889         774
                                   ---------   ---------   ---------   ---------

   NET INCOME                          7,725      11,193       8,776       1,678
                                   =========   =========   =========   =========

EARNINGS PER SHARE (EPS)
   Basic                                 0.9         1.3        1.05        0.19
                                   =========   =========   =========   =========
   Fully diluted                         0.9         1.3        1.05        0.19
                                   =========   =========   =========   =========

   Shares used in computation
     of basic EPS                  8,615,000   8,600,000   8,555,000   8,615,000
                                   =========   =========   =========   =========

   Shares used in computing
      fully diluted EPS            8,615,000   8,600,000   8,555,000   8,615,000
                                   =========   =========   =========   =========

(*) Convenience translation into U.S. dollars